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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2000

                            ------------------------

                                      AXA

                (Translation of registrant's name into English)

                            ------------------------

                              25, AVENUE MATIGNON
                              75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F _X_    Form 40-F ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

    Yes ____    No _X_

    If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

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                           INCORPORATION BY REFERENCE

    The registrant's report on this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-4 (File No. 333-50438),
(ii) Registration Statement on Form F-3 (File No. 333-12956) and
(iii) Registration Statement on Form S-8 (File No. 333-12944).
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    On December 14, 2000, AXA, as borrower, Bank of America International
Limited, Chase Manhattan plc, SG Investment Banking and UBS Warburg Ltd., as arrangers and Societe Generale as agent and a number of banks executed final documentation (the "Credit Facilities Agreement") relating to a $5.0 billion multi-currency dual tranche credit facility. The Credit Facilities Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

    On December 15, 2000, AXA, as Issuer and The Bank of New York, as Trustee entered into an Indenture (the "Indenture") and a Supplemental Indenture (the "Supplemental Indenture") relating to $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030, (POUND)325,000,000 initial aggregate principal amount of 7.125% Subordinated Notes due
December 15, 2020 and (EURO)650,000,000 initial aggregate principal amount of 6.75% Subordinated Notes due December 15, 2020. The Indenture and the Supplemental Indenture are attached as Exhibits 2 and 3 hereto and are incorporated herein by reference.

    On December 20, 2000 the Office of Thrift Supervision (the "OTS") notified AXA Financial, Inc. by letter dated December 19, 2000 that it had completed its review of the filing made on November 24, 2000 by AXA with the OTS relating to the acquisition of shares of AXA Financial, Inc. by AXA and AXA Merger Corp. in the offer and merger. The OTS further indicated that it does not object to the transactions described in the filing.
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                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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
                                                       AXA
                                                       (REGISTRANT)

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                       Title: Member of the Management Board
                                                            Group Executive President, Finance
                                                            Control and Strategy
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Date: December 21, 2000
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                                 EXHIBIT INDEX

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
      EXHIBITS                                  DESCRIPTION
      --------          ------------------------------------------------------------
          1             Multicurrency Term and Revolving Credit Facilities Agreement
                        dated December 14, 2000 between AXA, as Borrower, Bank of
                        America International Limited, Chase Manhattan plc, SG
                        Investment Banking and UBS Warburg Ltd, as Arrangers,
                        Societe Generale, as Agent and the banks named therein.

          2 Indenture dated as of December 15, 2000 between AXA, as Issuer and The Bank of New York, as Trustee.

          3             First Supplemental Indenture dated as of December 15, 2000 between AXA, as Issuer and The Bank of New York, as Trustee, relating to the issuance of $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due
                        December 15, 2030, (POUND)325,000,000 initial aggregate
                        principal amount of 7.125% Subordinated Notes due
                        December 15, 2020 and (EURO)650,000,000 initial aggregate
                        principal amount of 6.75% Subordinated Notes due
                        December 15, 2020.
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